Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Meredith Corporation:

We consent to the use of our report dated August 25, 2014, with respect to the consolidated balance sheets of Meredith Corporation and subsidiaries as of June 30, 2014 and 2013, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2014, and the related financial statement schedule, Schedule II - Valuation and Qualifying Accounts, and the effectiveness of internal control over financial reporting as of June 30, 2014, incorporated by reference herein.

/s/ KPMG LLP

Des Moines, Iowa
November 12, 2014